Oppenheimer Growth Fund
Period Ending 08-31-07
Exhibit 77C

 On November 2, 2007, a special meeting of the shareholders of Oppenheimer Growth Fund ("Growth Fund") was held for the purpose of voting on an Agreement and Plan of Reorganization between Growth Fund and Oppenheimer Capital Appreciation Fund ("Capital Appreciation Fund"), and the transactions contemplated thereby, including: (a) the transfer of substantially all the assets of Fund in complete liquidation of Growth Fund; and (c) the to Capital Appreciation Fund in exchange for Class A, Class B, Class C, Class N and Class Y shares of Capital Appreciation Fund; (b) the distribution of shares of Capital Appreciation Fund to the corresponding Class A, Class B, Class C, Class N and Class Y shareholders of Growth Fund in complete liquidation of Growth Fund; and (c) the cancellation of the outstanding shares of Growth Fund. 21,757,657 affirmative votes were cast; 871,635 negative votes were cast, and 1,146,615 votes abstained.